SCHWARTZ INVESTMENT TRUST

Shareholder Accounts c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246 1-888-726-0753	Corporate Offices 801 W. Ann Arbor Trail Suite 244 Plymouth, MI 48170 734-455-7777

May 9, 2016

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schwartz Investment Trust (the “Trust”), on behalf of its series, the Schwartz Value Focused Fund (the “Fund”)
File Nos. 33-51626, 811-07148

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms. Lisa Larkin of the staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on May 2, 2016 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Trust intends to file definitive copies of the proxy materials reflecting the changes described in the letter. The following are the comments provided by the Commission staff and the Trust’s response to each:

SHAREHOLDER LETTER AND NOTICE OF SPECIAL MEETING

1. With respect to Proposal 2 in the list of proposals - Confirm supplementally that the parenthetical description of the securities that are excluded from the fundamental investment limitation (“except U.S. Government securities”) matches the actual language of the fundamental investment limitation that has been adopted by the Fund, or revise the disclosure.

RESPONSE: We have revised Proposal 2 as follows:

To approve the removal of the fundamental investment limitation of the Fund that prohibits it from investing more than 5% of its total assets in the securities of any one issuer (other than the United States Government, its agencies or instrumentalities).

IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE PROPOSALS

2. In Question 3 of the “Questions and Answers” section, “Why are shareholders being asked to vote on removing certain of the Fund’s fundamental investment limitations,” please clarify the answer to more clearly explain the difference among the fundamental limitations adopted by the Fund with respect to diversification and the requirements of the 1940 Act.

RESPONSE: We have revised the answer to read as follows:

A: The proposed elimination of the fundamental investment limitations of the Fund with respect to amounts that can be invested in one issuer and amounts that can be invested in unseasoned issuers (or securities that are subject to legal or contractual restrictions on resale) are intended to provide the Fund with more investment flexibility. Since the time each of these limitations were adopted, there have been many changes to federal or state regulatory oversight and these limitations are outdated and are no longer required by law. The existing fundamental investment limitations of the Fund with respect to amounts that can be invested in one issuer are based, in part, upon the requirements for a “diversified” fund under the 1940 Act, but are actually more restrictive than the 1940 Act requirements for a diversified fund. Under the 1940 Act, the 5% limitation on amounts invested in one issuer only applies to 75% of a fund’s portfolio and not 100% of the portfolio, as currently set forth in the Fund’s fundamental limitation. If the Fund’s fundamental investment limitations with respect to the amounts that can be invested in one issuer are eliminated, but shareholders do not approve the change in classification to a non-diversified fund, the Fund would still have more investment flexibility in that it will be permitted to take greater than 5% positions as it relates to 25% of the Fund’s portfolio. (See “Diversified Fund Within the Meaning of the 1940 Act” in the Proxy Statement).

3. In Question 5 of the “Questions and Answers” section, “What happens if shareholders do not approve the proposals,” please expand the answer to explain that the fundamental investment limitations described in Proposals 2 and 3 apply to 100% of the Fund’s assets, rather than 75% of its assets and are more restrictive than the 1940 Act requirements for a diversified fund.

RESPONSE: We have revised the answer to read as follows:

A: The Fund will not operate as a non-diversified fund within the meaning of the 1940 Act unless Proposal 1, Proposal 2 and Proposal 3 are approved by the Fund’s shareholders. Approval of Proposals 2 and 3, without approval of Proposal 1, will allow for the Fund to operate as a diversified fund within the meaning of the 1940 Act, and is less restrictive than the Fund’s existing fundamental investment limitation. Under the 1940 Act, the 5% limitation on amounts invested in one issuer only applies to 75% of a fund’s portfolio and not 100% of the portfolio, as currently set forth in the Fund’s fundamental limitation. With respect to Proposals 2, 3, and 4, if any proposal is approved by shareholders of the Fund, it will be implemented for the Fund.

PROXY STATEMENT

SUMMARY OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3 and PROPOSAL 4

4. In the first paragraph of the section, “Diversified Fund within the Meaning of the 1940 Act,” explain why the fundamental investment restrictions in Proposals 2 and 3 are more restrictive than required by the 1940 Act for a diversified fund.

RESPONSE: We have revised the following sentence:

Currently, the fundamental investment restrictions included in Proposals 2 and 3 are more restrictive than required by the 1940 Act for a diversified fund since the 5% limitation on amounts invested in one issuer only applies to 75% of a fund’s portfolio under the 1940 Act, and not 100% of the portfolio, as currently set forth in the Fund’s fundamental limitation.

5. In the first paragraph of the section, “Discussion of Proposed Changes,” add language describing what is meant by “special situation companies.”

RESPONSE: We have added the following sentence:

Special situation companies may include companies that have fallen out of favor with the market, but that the Adviser expects to appreciate over time due to company-specific developments, rather than general business conditions or movements in the markets as a whole.

6. In the section, “Discussion of Proposed Changes,” include a discussion of the possible effect of the proposed changes on the Fund’s portfolio turnover rate or any tax implications.

RESPONSE: We have added the following sentence:

At the Board Meeting, the Adviser represented that it does not believe the proposed changes would have a significant impact on the Fund’s portfolio turnover rate, or any significant tax implications.

7. In the section, “Discussion of Proposed Changes – Removal of Fundamental Limitations,” expand the discussion of the effect of the removal of the fundamental limitation with respect to investments in securities of unseasoned issuers (or securities that are subject to legal or contractual restrictions on resale). The discussion should describe what effect, if any, there will be on the Fund by removing the restriction on investments in securities that are subject to legal or contractual restrictions on resale.

RESPONSE: We have added the following sentence:

The removal of the second clause of the fundamental investment limitation (securities that are subject to legal or contractual restrictions on resale) will remove a restriction that is no longer required by law and will have no impact on the investment process of the Fund, as it currently does not intend to invest in these securities.

8. In the section “Effect of Change to a Non-Diversified Classification,” there are two bullets that describe the Adviser’s views on the additional advantages of non-diversification. In the second bullet “Enhanced Performance,” add language indicating that the change could potentially enhance performance.

RESPONSE: The requested language has been added.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•
Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary